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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cyanotech Corporation

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

232437-10-3

(CUSIP Number)

August 16, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 232437-10-3			Page 2 of 7

1.	Name of Reporting Person:
S.S. or I.R.S. Identification No. of Above Person

	Michael A. Davis (“Davis” or the “Reporting Person”), individually, and on behalf of the Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) as Co-Trustee and non-charitable beneficiary.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 318,500

6.	Shared Voting Power:
3,151,076 shares. The 3,151,076 shares include: 125,000 shares held by the Reporting person’s spouse, Janet J. Johnstone (“Johnstone”); 700,000 shares held by the Skywords Family Foundation, a charitable foundation of which the Reporting Person and Johnstone serve as two of the three directors (the “Foundation”); 400,000 shares held by trusts for benefit of the Reporting Person’s minor children for which the Reporting Person is Co-Trustee (the “Children’s Trusts”); 1,923,076 shares held by the Charitable Trust; and 3,000 shares issuable upon the exercise of stock options held by Michael Davis 1993 Family Trust, a trust for the benefit of Davis, Johnstone, and Davis’s descendants, of which Davis and Johnstone are Co-Trustees (the “Family Trust”).

		7.	Sole Dispositive Power: 318,500 shares.

8.	Shared Dispositive Power:
3,151,076 shares. The 3,151,076 shares include: 125,000 shares held by Johnstone; 700,000 shares held by the Foundation; 400,000 shares held by the Children’s Trusts; 1,923,076 shares held by the Charitable Trust; and 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,469,576 shares. The 3,466,076 shares include 3,000 shares issuable upon the exercise of stock options.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A ☐

11.	Percent of Class Represented by Amount in Row (9): 16.6%

12.	Type of Reporting Person: IN

13G
CUSIP No. 232437-10-3			Page 3 of 7

1.	Name of Reporting Person: S.S. or I.R.S. Identification No. of Above Person Janet Jyll Johnstone ("Johnstone")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 125,000 shares.

6.	Shared Voting Power:
1,021,500 shares. The 1,018,00 shares include: 318,500 shares held by Davis, 3,000 shares issuable upon the exercise of stock options held by the Family Trust, and 700,000 shares held by the Foundation.

		7.	Sole Dispositive Power: 125,000 shares.

8.	Shared Dispositive Power:
1,021,500 shares. The 1,018,00 shares include: 318,500 shares held by Davis, 3,000 shares issuable upon the exercise of stock options held by the Family Trust, and 700,000 shares held by the Foundation.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,146,500 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer:

Cyanotech Corporation

(b)	Address of Issuer’s Principal Executive Offices:

73-4460 Queen Kaahumanu Highway #102 Kailua-Kona, Hawaii 96740

Item 2.

(a)	Name of Person(s) Filing:

This statement is filed jointly by Michael A. Davis (“Davis” or the “Reporting Person”) individually, and as the Co-Trustee and noncharitable beneficiary of the Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”), and Davis’ spouse, Janet J. Johnstone (“Johnstone”)

(b)	Address of Principal Business Office or, if none, Residence:

1621 Juanita Lane Tiburon, California 94920

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

232437-10-3

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

N.A.

Item 4. Ownership

(a)	Davis: Amount beneficially owned: 3,469,576 shares. The 3,469,576 shares include 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

Johnstone: Amount beneficially owned: 1,143,000 shares. The 1,143,000 shares include 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

(b)	Davis: Percent of class: 16.6%

Johnstone: Percent of class: 5.5%

(c)	Number of shares as to which Davis has:

(i) Sole power to vote or to direct the vote: 318,500 shares.

(ii) Shared power to vote or direct the vote: 3,151,076 shares. The 3,151,076 shares include: 125,000 shares held by Johnstone; 700,000 shares held by the Foundation; 400,000 shares held by the Children’s Trusts; 1,923,076 shares held by the Charitable Trust; and 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

(iii) Sole power to dispose of or to direct the disposition of: 318,500 shares.

(iv) Shared power to dispose of or to direct the disposition of: 3,151,076 shares. The 3,151,076 shares include: 125,000 shares held by Johnstone; 700,000 shares held by the Foundation; 400,000 shares held by the Children’s Trusts; 1,923,076 shares held by the Charitable Trust; and 3,000 shares issuable upon the exercise of stock options held by the Family Trust.

Number of shares as to which Johnstone has:

(i) Sole power to vote or to direct the vote: 125,000 shares.

(ii) Shared power to vote or direct the vote: 1,146,500 shares. The 1,146,500 shares include: 318,500 shares held by Davis, 3,000 shares issuable upon the exercise of stock options held by the Family Trust, and 700,000 shares held by the Foundation.

(iii) Sole power to dispose of or to direct the disposition of: 125,000 shares.

(iv) Shared power to dispose of or to direct the disposition of: 1,146,500 shares. The 1,146,500 shares include: 318,500 shares held by Davis, 3,000 shares issuable upon the exercise of stock options held by the Family Trust, and 700,000 shares held by the Foundation.

Item 5. Ownership of Five Percent or Less of a Class

N.A.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Northern Trust Bank of California N.A. is Co-Trustee of the Children’s Trusts and the Charitable Trust, which collectively hold 2,323,076 shares, or 11.1% of the class of stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N.A.

Item 8. Identification and Classification of Members of the Group

N.A.

Item 9. Notice of Dissolution of Group

N.A.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2005

/s/ Michael A. Davis
Michael A. Davis

/s/ Janet J. Johnstone
Janet J. Johnstone

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT INDEX

     1. Agreement of Joint Filing                                                                             Page 7

Exhibit 1

Agreement of Joint Filing

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, Michael A. Davis and Janet J. Johnstone, hereby agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the common stock, $0.005 par value, of Cyanotech Corporation.

     This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

     Dated: March 9, 2005

By:	/s/ Michael A. Davis
Michael A. Davis

By:	/s/ Janet J. Johnstone
Janet J. Johnstone